Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Standard Lithium Ltd. (the “Company”)

Suite 1625 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Item 2.	Date of Material Change

September 3, 2025

Item 3.	News Release

The news release was disseminated by Globe Newswire on September 3, 2025, and was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

The Company, through its joint venture (“JV”), Smackover Lithium, announced positive definitive feasibility study results for its South West Arkansas Project (the “SWA Project” or “Project”).

Item 5.	Full Description of Material Change

The Company announced the results of its definitive feasibility study (the “DFS”) for the SWA Project.

All figures are in US dollars unless otherwise stated. All terms not otherwise defined have the meaning given to them under the CIM Definition Standards for mineral resources and mineral reserves.

Project Overview

Smackover Lithium, a 55:45 owned JV between the Company and Equinor is developing a greenfield lithium extraction and chemicals production facility in the southwestern region of Arkansas. The Project is located approximately 15 miles (24 kilometers) west of Magnolia in Columbia County and 7 miles (11 kilometers) south of Lewisville in Lafayette County. The SWA Project encompasses approximately 30,000 acres of brine leases in the region, and the upgraded Resource in the DFS considers this total area. The first commercial phase of the Project is focused on the approved the Reynolds Brine Unit (see news release dated 24th April 2025) in the southern portion of the total Project area (see Figure 1). The DFS Project economics are focused on this initial phase of development, but the JV is planning to develop additional phases of the Project throughout the total Project area.

The SWA Project is intended as the first of several projects to be developed by the JV throughout the Smackover Region, and it is envisaged that the major design decisions and learnings from this first greenfield facility will form the basis for future expansion phases or projects. The Project team consciously used conservative adoption of pilot and demonstration plant learnings during the front-end engineering design (“FEED”) phase for this Project. As such, certain process redundancies, resource producibility and operating practice assumptions have been utilized throughout in order to ensure robustness. It is expected that learnings from this first commercial phase will result in reduced capital intensity and operating costs for future projects developed by the JV in the Smackover Formation. The initial phase of the SWA Project as illustrated is projected to produce battery-quality lithium carbonate with 22,500 tpa of total production capacity over a 20-year operating life. Highlights from this initial phase of production are provided in Table 1 below.

Table 1: Definitive Feasibility Study Highlights

Annual Production Capacity of Li2CO3	tpa[1]	22,500	[2]
Modeled Plant Operating Life	years	20	[2]
Brine Flowrate at Start of Production	bbl/d[3]	148,000
Average Brine Flowrate over Modeled Plant Operating Life	bbl/d[3]	168,000
Lithium Grade at Start of Production	mg/L	549
Average Lithium Grade over Plant Operating Life	mg/L	481
Total CAPEX	$ millions	1,449	[4,5]
Average Annual Cash OPEX	$/t	4,516
Average Annual All-in OPEX	$/t	5,924	[6,7]
Selling Price	$/t	22,400	[8]
Discount Rate	%	8.0
Net Present Value (NPV) Pre-Tax	$ millions	1,666
Net Present Value (NPV) After-Tax	$ millions	1,275	[9]
Internal Rate of Return (IRR) Pre-Tax	%	20.2
Internal Rate of Return (IRR) After-Tax	%	18.2	[9]

Notes:
All model outputs are expressed on a 100% ownership basis with no adjustments for project financing assumptions. The Company’s economic interest in the Project is 55%. Any discrepancies in the totals are due to rounding effects.
[1] Tonnes (1,000 kg) per annum.

[2] Plant design and financial modelling based on 20-year economic life. Proven and Probable Reserves together support a 40-year operating life.

[3] Barrels per day. 1 cubic meter per hour = 151 barrels per day.

[4] Capital Expenditures include 12.3% contingency determined with Monte Carlo Risk analysis.

[5] No inflation or escalation factor has been applied for the economic modelling.[6] Includes operating expenditures, royalties, sustaining capital and closure costs.
[7] Royalties include quarterly gross lithium royalty of 2.5% as approved by the Arkansas Oil and Gas Commission (“AOGC”), an additional brine fee of $65/acre per year and override fees payable on certain optioned brine leases.

[8] Selling price of battery-quality lithium carbonate based on a flat assumed price of $22,400/t over total Project lifetime. Represents average of 20-year forward pricing curve provided by Fastmarkets for battery-quality lithium carbonate, commencing in 2028.
[9] Illustrative after-tax calculations based on assumption that SWA Lithium, LLC is taxed as a stand-alone US C-Corporation, and does not include the potential impact of currently held corporate net operating losses or credits, nor potential tax shields generated from financing. Assumes a U.S. Federal income tax rate of 21%, a State of Arkansas income tax rate of 3.4%, and includes the impact of ad valorem and other local taxes.

To support execution and a successful development approach, the SWA Project will be developed under the following key areas:

Wellfield: comprises four (4) well pads supporting twelve (12) supply and ten (10) injection wells, brine gathering pipelines from the well pads to the central processing facility, brine return pipelines from the central processing facility to the well pads and a gas gathering system from well pads to a disposal well in the area, with the ability to add a fifth well pad with two supply and two injection wells as needed.

Central Processing Facility (“CPF”): includes brine handling facilities suitable for processing up to 200,000 bbl/d (1,325 cubic meters per hour or “m3/h”) of brine, including sour gas handling, brine filtration, the LSS DLE (as defined below), purification and concentration of the lithium chloride stream, conversion to a battery-quality lithium carbonate with final product crystallization, drying, micronizing, bagging and handling facilities and all associated utilities. The CPF will be located on the SWA Property on a 118-acre plot within the wider Project boundary located approximately 7 miles (11 kilometers) south of Lewisville on State Highway 29.

Subject to a final investment decision (“FID”) which is currently targeted for around year-end 2025, the JV is aiming for construction to begin in 2026 with first commercial operations in 2028.

Processing Overview

The Project comprises a wellfield development for production of lithium rich brine from the upper unit of the Smackover Formation aquifer. Twelve (12) production wells grouped on four (4) pads will be used to pump brine to the surface and any gas will be separated at the wellhead and sent by pipeline to a third-party operator for disposal. The lithium rich brine will be sent to the CPF to extract the lithium in the form of lithium chloride and convert it into battery-quality lithium carbonate. The CPF is designed to process a feed brine flowrate of up to 200,000 bbl/d (1,325 m3/h) with annual production capacity of 22,500 tonnes of lithium carbonate.

The lithium depleted brine is subsequently returned to the wellfield for reinjection into the Smackover Formation via ten (10) injection wells grouped on three of the four production pads. The reinjection supports reservoir pressure maintenance and facilitates the sweep of fresh brine to the production wells. A fifth production and injection pad is planned to be added at a later date as needed to support operations.

The feed brine entering the production facility will be treated, filtered, and then processed via the licensed lithium selective sorption (“LSS”) process to produce raw lithium chloride (see news release dated 28th October 2024). The raw lithium chloride will then be purified and concentrated prior to conversion into battery-quality lithium carbonate while the lithium depleted brine and ancillary waste streams are returned for reinjection. The LSS technology licence guarantees lithium recovery (≥ 95%), contaminant rejection (including but not limited to calcium, sodium, potassium & magnesium ≥ 99%) and water use, as well as security of supply for the sorbent media.

The LSS process has been extensively de-risked in that it has been proven to selectively extract lithium chloride from Smackover brine for nearly three years, including operating a commercial scale direct lithium extraction (“DLE”) unit at the Company’s continuously operating demonstration plant located in El Dorado, Arkansas since April 2024. Over a four-month continuous operating period (April to July 2024), the LSS process consistently achieved average lithium recovery of 95.4% and average key contaminant rejection of >99% (see news release dated 24th October 2024).

In addition, the JV constructed a dedicated LSS field pilot plant and operated it over a 3-month period using brine sourced from the SWA Project area and successfully processed 2,385 bbl (379 m3) of brine. The LSS field pilot plant operated for nearly 500 operating cycles, produced approximately 23 barrels (3.7 m3) of concentrated and purified lithium chloride solution (6% LiCl) and exceeded key performance criteria to confirm the engineering design, recovering over 99% of lithium from the brine (see news release dated 11th March 2025).

The Company has completed over 12,000 cycles of LSS testing and has processed roughly 830,000 barrels (132,000 m3) of brine using the chosen DLE technology.

The LSS process produces a high-quality lithium chloride solution that is further purified and concentrated by means of reverse osmosis, chemical softening and ion exchange. After purification and concentration of the raw lithium chloride, a conventional two-stage lithium carbonate crystallization process will be used for final conversion of the polished concentrated lithium chloride into battery-quality lithium carbonate.

Purified, concentrated lithium chloride output from the LSS field pilot plant was sent to selected equipment vendors and converted into battery-quality lithium carbonate with positive results exceeding all purity specifications. These lithium carbonate samples are expected to play a key role in the qualification process with prospective off-take partners and aid in the ability of vendors to provide vendor guarantees for the entire carbonation circuit.

Production Plan and Assumptions

The DFS contemplates initial production capacity of 22,500 tonnes per annum of battery-quality lithium carbonate over a 20-year modeled operating life, producing 447,000 tonnes lithium carbonate equivalent (“LCE”) (Proven Reserves) from the Reynolds Brine Unit (see Table 6). This production represents 38% of the in-situ Measured and Indicated Resources (see Table 5). The Project has the potential to operate over a 40-year life based on the total Proven and Probable Reserves of 709,000 tonnes LCE (see Table 6).

CAPEX

A contingency of 12.3% was applied to total direct and indirect costs, resulting in an estimated all-in capital cost of $1.45 billion.

The JV has undertaken efforts to de-risk the design and construction process for the Project and achieve on-time delivery. In addition to a detailed FEED study supported by extensive equipment testing, this includes extensive market sounding and short-listing of execution phase contractors; vendor engagement; preparation and issuance of a detailed Request for Proposal including General Terms and Conditions which set out construction performance and schedule guarantees to achieve on-time construction; as well as guarantees related to the production of battery-quality lithium carbonate at the facilities’ designed capacity.

Table 2: CAPEX Summary[1,2,3]

CAPEX ($ millions)
Wellfield (Wells, Pipelines and Power)	324
Brine Preparation	67
Lithium Extraction	158
Lithium Purification / Concentration	109
Lithium Conversion	100
Product Handling	36
Utilities, Chemicals and Reagents	79
Infrastructure, Piperacks and Site Preparation	104
Indirect Costs	146
Owners and Miscellaneous Costs	166
Contingency (12.3%)	160
Total CAPEX[4]	$1,449

Notes:
[1] Direct costs were estimated using vendor-supplied quotes for all major equipment.
[2] Indirect costs include all contractor costs (including engineering), indirect labor costs and owner’s engineer costs.
[3] All costs were developed by the Project’s selected FEED contractors at AACE Class III level and were benchmarked by an external third-party to ensure robustness.

[4] Any discrepancies in the totals are due to rounding effects.

OPEX

The average cash operating cost over the life of the Project is $4,516/t of lithium carbonate. Average all-in operating cost, including sustaining capital expenditures and known brine royalties and fees, is $5,924/t.

Table 3: OPEX Summary

Category	Average Annual Cost ($/t)[1]
Labor[2]	430
Wellfield & Subsurface	455
Power & Natural Gas	563
Reagents	2,156
Consumables	106
Maintenance and External Services[3]	386
Miscellaneous Costs[4]	420
Total Cash OPEX	$4,516
Royalties and Lease Overrides[5]	1,083
Sustaining and Closure CAPEX	324
Total All-in OPEX including Sustaining CAPEX[6]	$5,924

Notes:
[1] Operating costs are calculated based on an average determined over the 20-year operating life.
[2] Approximately 106 full-time equivalent positions.
[3] Includes contract maintenance, solids waste disposal, mobile equipment and external lab service.

[4] Includes general and administrative expenses.
[5] Royalties include quarterly gross lithium royalty of 2.5% as approved by the AOGC, an additional brine fee of $65/acre per year and override fees payable on certain optioned brine leases.

[6] Any discrepancies in the totals are due to rounding effects.

Project Economics

The Project’s financial results are derived from inputs based on the annual production schedule as set forth in the DFS and summarized in Table 1. Sensitivity analysis on the pre-tax unlevered economic results over a 20-year modeled operating life are summarized in Table 4 below.

Table 4: Sensitivity Analysis

	Pre-Tax NPV ($ millions)	Pre-Tax IRR (%)
Li2CO3 Price ($/t)
-20%	901	15.2%
0%	1,666	20.2%
+20%	2,430	24.7%
Production (tpa)
-10%	1,284	17.8%
0%	1,666	20.2%
+10%	2,048	22.6%
CAPEX ($ million)
+20%	1,408	17.1%
0%	1.666	20.2%
-20%	1,923	24.6%
OPEX ($/t)
+20%	1,506	19.3%
0%	1,666	20.2%
-20%	1,826	21.2%

Mineral Resource Assessment

The SWA Project encompasses approximately 30,000 acres of brine leases in the region, and the upgraded resource in the DFS considers this total area, pictured in the map below (see Figure 1). The initial commercial phase of the Project is focused on the Reynolds Brine Unit in the southern half of the total Project area (20,854 acres of mineral leases approved for production). The DFS Project economics are focused on this initial phase of development, which contemplates production of battery-quality lithium carbonate at annual production capacity of 22,500 tonnes over a 20-year modeled operating life, but the JV is planning to develop additional phases of the Project in the total Project area, including the expansion area as shown in Figure 1 (the “Expansion Area”).

Figure 1: Brine Unit Map

The total in-situ Measured and Indicated Resource for the SWA Project is estimated at 1,177,000 tonnes LCE, or 221,000 tonnes of elemental lithium at an average concentration of 442 mg/L.

This updated Mineral Resource estimate was completed as part of the DFS, which resulted in an improvement of the Mineral Resource category from ‘Indicated’ to ‘Measured’ as compared to the Company’s prior prefeasibility study. This upgrading of the Mineral Resource is due to the JV’s advancements in lithium recovery, completion of additional reservoir characterization, brine sampling and geochemistry work.

Table 5: Measured, Indicated and Inferred Resource Estimation[1,2,3,4,5,6,7]

Resource Category	Measured	Indicated	Measured and Indicated
Project Area	Reynolds Brine Unit	Potential Expansion Area	Total
	Upper Smackover
Gross Aquifer Volume, km3 [8]	4.33	2.12	6.45
Net Aquifer Volume, km3 [8]	2.86	1.39	4.25
Average Porosity	11.80%	11.75%	11.79%
Brine Volume, km3 [8,9,10]	0.34	0.16	0.50
Average Lithium Concentration, mg/L	514	293	442
Lithium Resource, thousand tonnes [2]	173	48	221
LCE, thousand tonnes [2,11]	922	255	1,177

Resource Category	Inferred
Project Area	Reynolds Brine Unit	Potential Expansion Area	Total
	Middle Smackover
Gross Aquifer Volume, km3 [8]	4.99	3.00	7.99
Net Aquifer Volume, km3 [8]	0.96	0.61	1.57
Average Porosity	9.05%	9.88%	9.37%
Brine Volume, km3 [8,10]	0.09	0.06	0.15
Average Lithium Concentration, mg/L	452	215	355
Lithium Resource, thousand tonnes [2]	39	13	52
LCE, thousand tonnes [2,11]	210	68	278

Notes:
[1] The effective date of the Mineral Resource estimate is September 3, 2025.

[2] Results are presented in-situ. The number of tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.

[3] The Qualified Persons (as defined below) for the Mineral Resources estimate are Randal M. Brush, PE and Robert Williams, PG, CPG.

[4] Mineral Resources are inclusive of Mineral Reserves.

[5] Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Reserves are shown in Table 6.

[6] The Mineral Resources estimate follows CIM Definition Standards and the 2019 CIM MRMR Best Practice Guidelines.

[7] The Qualified Person is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or market issues, or any other relevant issue that could materially affect the potential development of Mineral Resources other than those discussed in the Mineral Resources estimate.

[8] Volumes are in-place.
[9] Calculated brine volumes only include Measured and Indicated Mineral Resource volumes that, when blended from the well field, result in feed above the lithium cut-off grade of 100 mg/L.
[10] Cutoff of 6% porosity.

[11] LCE is calculated using mass of LCE = 5.323 multiplied by mass of lithium metal.

The Proven and Probable Reserves for the Reynolds Brine Unit, a subset of the total Mineral Resource estimate completed as part of the DFS, are estimated at 709,000 tonnes of LCE, or 149,000 tonnes of elemental lithium at an average lithium concentration of 348 mg/L. The Reserves for the DFS are a quantification of the lithium that will be cumulatively processed by the Project over a nominal 40-year life, with Proven Reserves covering the initial 20 years and Probable Reserves covering the subsequent 20 years. The Reserves do not contemplate any other lithium production that could take place from future additional wells or unit expansions that could be used to supplement or bolster lithium production.

A numerical reservoir model was constructed using industry standard software. Reserves were calculated from the simulated Smackover Formation brine production rates and lithium concentrations in the Reynolds Brine Unit. Proven and Probable Reserves were estimated based on proven processing performance of the selected LSS technology for the project and the recently completed FEED work.

Table 6: Proven and Probable Reserves Estimation[1,2,3,4,5,6]

Category	Units	Proven[7]	Probable[8]	Proven and Probable
Brine Volume Pumped[10]	million m3	195	232	427
Average Lithium Concentration[9,10]	mg/L	481	237	348
Lithium Metal Reserves Produced to Facility[10]	thousand tonnes	94	55	149
LCE Reserves Recovered by Facility[11,12]	thousand tonnes	447	262	709

Notes:
[1] The effective date of the Reserve estimate is September 3, 2025.
[2] Any discrepancies in the totals are due to rounding effects.
[3] The Qualified Person for the Mineral Reserve estimate is Randal M. Brush, PE.
[4] Converted Reserves are exclusive to the Reynolds Brine Unit.

[5] The Mineral Reserve estimate follows CIM Definition Standards and the 2019 CIM MRMR Best Practice Guidelines.

[6] The Qualified Person is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or marketing issues, or any other relevant issue, that could materially affect the potential development of Mineral Reserves other than those discussed in the Mineral Reserve estimates.
[7] The Proven case assumes a 20-year modeled operating life with produced brine expected to exceed a lithium cut-off of 100 mg/L.
[8] Probable Reserves assumes a 40-year total operating life with produced brine during years 21 to 40 expected to exceed a lithium cut-off of 100 mg/L.
[9] The average lithium concentration is weighted per well simulated extraction rates.

[10] The Reserves reference point for the brine pumped, average lithium concentration, and elemental lithium metal is the brine inlet to the processing plant.
[11] The Reserves reference point for LCEs is the product output of the processing plant and accounts for plant processing efficiency factors.
[12] LCE is calculated using mass of LCE = 5.323 multiplied by mass of lithium metal.

Development Timeline

The development schedule for the Project is estimated at 34 months from start of construction to the commercial operation date and remains subject to multiple factors, including but not limited to finalization of commercial agreements, engineering, procurement and construction contract finalization and other related definitive documentation, market conditions and financing related activities (see Figure 2).

Figure 2: Development Timeline

Permitting and Environmental Considerations

Acceptance of Federal Department of Energy (“DOE”) funding in the form of a $225 million grant from the DOE’s Office of Manufacturing and Energy Supply Chains (closed in January 2025), triggered the requirement for the Project to comply with the United States National Environmental Policy Act (“NEPA”), for which an environmental assessment was initiated in early 2025. The Project expects to receive a Finding of No Significant Impact prior to the end of this year. In support of the NEPA process, the JV has conducted environmental studies to establish baseline conditions within the Project area. The results of these studies will be used to determine environmental values associated with the development site, inform the design process and support future environmental performance monitoring.

Permit development activities for construction and operating permits are ongoing and on schedule for completion ahead of required timelines to support the construction and commissioning of the SWA Project.

The SWA Project maintains strong support from the local community, the state of Arkansas and the U.S. government. In addition to the federal grant, the Project was selected to be advanced under Executive Order 14241: Immediate Measures to Increase American Mineral Production as a priority critical mineral project in the Fast-41 Program. This was announced by the U.S. Federal Permitting Improvement Steering Council at the recommendation of the National Energy Dominance Council, with the designation ensuring increased transparency, accountability and predictability in the permitting review process.

Next Steps and Recommendation

The principal recommendation from the DFS is that the Project is ready to progress to a FID. The FID is targeted to be made around year-end 2025, and subject to this, construction is assumed to commence in 2026 with first production targeted in 2028.

Qualified Persons

All scientific and technical disclosure in this material change report was reviewed and approved by Mr. Stephen Ross, P.Geo., British Columbia, Vice President of Resource Development for the Company and a Qualified Person for purposes of, and as that term is defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Mr. Ross is not independent of the Company.

Department of Energy Acknowledgement and Disclaimer

This material is based upon work supported by the U.S. Department of Energy's Office of Manufacturing Energy and Supply Chains under award Number DE-MS-0000099. The views expressed herein do not necessarily represent the views of the U.S. Department of Energy or the United States Government.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

David Park

Chief Executive Officer

(604) 409-8154 | investors@standardlithium.com

Item 9.	Date of Report

September 9, 2025

Use of Non-GAAP Measures

Certain financial measures referred to in this material change report are not measures recognized under International Financial Reporting Standards (“IFRS”) and are referred to as non-GAAP financial measures or ratios. These measures have no standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. The definitions established and calculations performed by Smackover Lithium are based on management’s reasonable judgement and are consistently applied. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

The non-GAAP financial measures used in this material change report are common to the mining industry. All-in operating cost per tonne is a non-GAAP financial measure or ratio and has no standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures used by other issuers. As the SWA Project is not in production, the Company does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures may not be reconciled to the nearest comparable measures under IFRS.

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this material change report, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, the timeline for completion of a DFS for the SWA Project, the cost and timing of any development of the Project, mining recoveries, processing method and rates, production rates, projected metallurgical recovery rates, capital and operating cost estimates, infrastructure, including the CPF and additional production and injection pads, the projected life of mine and other expected attributes of the Project, the NPV, IRR, future prices of commodities, prospective off-take partners, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, the use of non-GAAP measures in financial performance assessments, changes in exploration costs and government regulation in Canada and the United States, future expansion phases, the timing of the environmental assessment and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.